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Exhibit 99.(a)(1)(viii)

[FORM OF COVER LETTER TO ELIGIBLE EMPLOYEES
REGARDING THE OFFER TO EXCHANGE AND SUMMARY OF PROCEDURES]

[COGENT COMMUNICATIONS GROUP, INC. LETTERHEAD]

Dear                         :

        As you are aware, some of our outstanding stock options have exercise prices that are significantly higher than the current market price of our common stock. The Board of Directors is concerned that these options are not achieving the purpose for which they were intended, and has authorized the company to exchange, for shares of our Series H Participating Convertible Preferred Stock (the "restricted stock"), stock options that were granted under the Amended and Restated Cogent Communications Group 2000 Equity Incentive Plan (the "eligible options").

        Therefore, Cogent is offering certain of its employees shares of restricted stock in exchange for their eligible options. By offering to exchange these eligible options, we hope to provide eligible employees with the additional incentive to further our growth, development, and financial success by personally benefiting through the ownership of our stock. In addition, by granting restricted shares of preferred stock, we hope to provide eligible employees with the possibility of reaping an economic benefit in a greater number of scenarios than would be the case if we only granted common stock.

        Enclosed is a personal option status schedule outlining the current options you have that are eligible for this exchange. In order to participate in this exchange program, you must also agree to forfeit all shares of common stock that you currently hold, other than common stock received as a result of a conversion of Series B and Series C preferred stock into common stock and common stock purchased for cash on public markets.

        The number of shares of restricted stock you will receive will be equal to approximately one share of restricted stock for each 33 eligible options tendered. The Offer to Exchange is being made upon the terms and subject to the conditions of the attached Offer to Exchange and Election Form. These documents contain detailed information about the program, including the vesting schedule for the restricted stock that you will receive, eligibility requirements for participants and a detailed set of questions and answers. Please read the materials carefully because they contain important information about how you may participate in the exchange program and the terms of the restricted stock that you will be eligible to receive if you decide to participate.

        The Offer to Exchange is a voluntary program. We make no recommendation as to whether you should elect to exchange your options. Each employee must make his or her own decision. If you have any questions about the program, please call Robert Beury, at (202) 295-4252 or Ried Zulager at (202) 295-4274.

Sincerely,
/S/ DAVID SCHAEFFER
David Schaeffer Chairman, President, and Chief Executive Officer

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[FORM OF COVER LETTER TO ELIGIBLE EMPLOYEES REGARDING THE OFFER TO EXCHANGE AND SUMMARY OF PROCEDURES] [COGENT COMMUNICATIONS GROUP, INC. LETTERHEAD]